

Your Early-Access to Invest in Bepo Starts Now!

Hi <<First Name>>,

The moment has arrived! The early-access window for Bepo's **Community Investor Opportunity** is officially open on Wefunder! As a valued supporter, you can now invest in Bepo alongside seasoned angel investors.

"I invest in people and markets - in Bepo, I see both. I've invested in Ian before, had success, and am investing again here."
- Brendan Thomas, Angel Investor in Twitter, Square, AppDynamics.

Favorable early-bird investor terms are available for a limited time. Please visit the Bepo Wefunder page to review the terms and explore availability. We're excited to hear from you! If you've any questions, please reply to this email!

Thank you for believing in our mission,

Ian Sweeney & Frank Cassidy

EXPLORE BEPO INVESTMENT on WEFUNDER



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